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813.225.5441 PHONE

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CLIENT/MATTER NUMBER

128264-0104

April 21, 2023

Ms. Jessica Ansart

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	MedTech Acquisition Corp

Amendment No. 1 to Registration Statement on Form S-4

Filed January 14, 2023

File No. 333-269138

Dear Ms. Ansart:

On behalf of our client, MedTech Acquisition Corporation (the “Company” or “MTAC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated February 28, 2023, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) that reflect the responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement. References to page numbers in this letter are to page numbers in the Amended Registration Statement.

Amendment No. 1 to the Registration Statement on Form S-4

Summary of the Proxy Statement

Certain Related Agreements, page 25

1.	On page 26 and elsewhere you state that you are obligated to file, no later than 45 days after the Closing Date, a registration statement covering the re-sale of the Registrable Securities, which term you state is defined in the Agreement and Plan of Merger. Please revise to define this term in this proxy statement/prospectus.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 27, 141, and 286 of the Amended Registration Statement.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO Salt Lake City SAN DIEGO SAN FRANCISCO SILICON VALLEY	tallahassee TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

April 21, 2023

Proposal 1 – The Business Combination Proposal

Background of the Business Combination, page 141

2.	We note your response to comment 20 and reissue the comment in part. We also note the contract with ACD, which previously accounted for 20% of TriSalus’ revenues, was terminated in December 2022. Please clarify whether any discussions took place with TriSalus during the negotiation period about the potential loss of clients, such as ACD, in the near future.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 147-148 and 152 of the Amended Registration Statement.

Projected Financial Information, page 157

3.	We note your response to comment 26. Please revise to provide additional detail concerning the assumptions underlying your projected unit sales and market share. For example, on page 159 you state that one assumption is that TriSalus will increase “the number of TriSalus sales representatives in FY2023 to provide full nationwide coverage allowing TriNav sales to continue to accelerate in both FY2023 and FY2024.” Please revise to state at what percent sales are assumed to be accelerated in FY2023 and FY2024 and how this compares to historical figures.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 160-161 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 191

4.	We note your disclosure here regarding the material U.S. federal income tax consequences of the exercise of redemption rights by stockholders. We also note that the Agreement and Plan of Merger, included as Annex A, states that the business combination is intended to qualify as a “reorganization” within the meaning of Code Section 368(a). Please amend the disclosure here, and where appropriate, to describe the federal income tax consequences of the entire transaction and not just the federal income tax consequences of redemptions, as the public stockholders will be making an investment decision whether or not to redeem their shares. See Item 4(a)(6) of Form S-4.

U.S. Securities and Exchange Commission

April 21, 2023

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that the U.S. federal income tax consequences of the Business Combination are material to the Company or its stockholders because the Business Combination does not affect the tax position of the Company’s stockholders in any way, regardless of the U.S. federal income tax treatment of the Business Combination.

Whether the transactions described in the Merger Agreement qualify or fail to qualify as a “reorganization” within the meaning of Code Section 368(a) does not impact the Company’s stockholders’ decision to approve, or not approve, the Business Combination, to exercise their redemption rights, or to purchase or sell Common Stock (or, following the consummation of the Business Combination, Combined Company Common Stock) because qualification as a “reorganization” under Code Section 368(a) does not have any impact on the Company or its current stockholders. The Merger Agreement does not contemplate existing Company stockholders exchanging their Common Stock for shares in any other entity; since Company stockholders simply retain their existing shares of Common Stock, there is no taxable event for them regardless of whether or not Code Section 368(a) is applicable to other parties.

The only parties affected by the qualification of the Business Combination as a “reorganization” under Code Section 368(a) are TriSalus stockholders. However, the TriSalus stockholders are not voting at the Meeting and the Amended Registration Statement is not soliciting their consent to the transactions. Instead, as promptly as practicable after the Amended Registration Statement is declared effective under the Securities Act, TriSalus will disseminate to TriSalus stockholders an information statement containing all information required to be delivered under Delaware Law, including a description of the material terms of the Business Combination, Merger Agreement and related ancillary documents as well as the appraisal rights available under Delaware Law, for purposes of soliciting such TriSalus stockholders’ consent to adopt the Merger Agreement and approve the Business Combination. The information statement will also contain information with respect to the qualification of the Business Combination as a “reorganization” within the meaning of Code Section 368(a). In connection with their consideration of the Business Combination, and based on their review of the information statement, the TriSalus stockholders can seek advice from their own tax advisors and will be responsible for paying their own taxes, if any, that result from the Business Combination. The Company and its stockholders are not required to indemnify the TriSalus stockholders for such taxes, if any.

U.S. Securities and Exchange Commission

April 21, 2023

Accordingly, the qualification of the Business Combination as a “reorganization” under Code Section 368(a) is irrelevant to the Company’s stockholders’ decision of whether or not to approve the Business Combination or exercise their redemption rights, and TriSalus stockholders will be provided with the information required under Delaware law, including with respect to the qualification of the Business Combination as a “reorganization” under Code Section 368(a), through their receipt of an information statement in connection with the solicitation of their consent to approve the Business Combination and adopt the Merger Agreement.

TriSalus’ Business

Our Customers, page 212

5.	We note your revised disclosure on page 258 in Management’s Discussion and Analysis of Financial Condition and Results of Operations of TriSalus and in your Risk Factors on pages 48-49 and 56 discussing the December 2022 termination of your contract with ACD, who previously accounted for 20% of TriSalus’ revenues. We also note that you discuss on page 49 that “TriSalus intends to further develop an in-house marketing organization and sales force with technical expertise and supporting distribution capabilities to commercialize TriNav.” Please revise your disclosure here or elsewhere in TriSalus’ Business section as appropriate, such as in your discussion of TriSalus’ distribution on page 231, to discuss any past dependence TriSalus had on ACD as a significant customer, to disclose the termination of the contract with ACD and to discuss the implications this has for TriSalus’ sales, marketing and distribution strategy. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that ACD previously served as the third party intermediary between TriSalus and customers who accounted for approximately 20% of TriSalus’ sales of TriNav for the year ended December 31, 2022 and approximately 25% of TriSalus’ sales of TriNav for the year ended December 31, 2021. The year-over-year decrease in sales through ACD reflects the beginning of TriSalus’ transition to an internal distribution model. TriSalus does not anticipate a material loss of customers as a result of terminating its agreement with ACD because its internal distribution team is now working directly with the customers who previously purchased TriNav through ACD. The Company has revised the disclosure on pages 50, 233, and 258 of the Amended Registration Statement to clarify the foregoing.

Our Platform Solution: Addressing the Limitations of Current Approaches in Cancer Immunotherapy, page 214

6.	We note your response to comment 30 and reissue the comment in part. On page 222 you state “PEDD improved tumor targeting in liver radioembolization with resin microspheres and significantly increased both T/N ratio and dose delivery compared to a standard endhole microcatheter” and “PEDD achieved greater on-target distribution of chemotherapy eluting beads, delivering a significantly higher concentration of therapy in the tumor as compared to standard endhole microcatheters in association with higher radiographic and pathologic response rates.” Please revise to clarify whether TriSalus conducted head-to-head trials for these comparisons.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 223-224 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

April 21, 2023

Market Opportunity for TriNav Delivery Technology and Investigational Therapeutic SD-101, page 215

7.	We note your response to comment 32, where you state that you revised footnote three to the table on page 216. However, footnote three to the table on page 216 appears unchanged and still indicates that the SD101/PEDD US patient population estimates were management estimates based on TriSalus data and models and prepared by Lumanity. Please clarify what role Lumanity played in preparing these estimates.

Response:

In response to the Staff’s comment, the Company has revised footnote 3 to the table on page 217 of the Amended Registration Statement to clarify that the information presented in the table is based on TriSalus management’s estimates of the market opportunity for SD-101.

Clinical Sites and Partnerships

MD Anderson Cancer Center, page 222

8.	We note your response to comment 38 and your revised disclosure on page 222 with respect to TriSalus’ partnership with MD Anderson Cancer Center. Please revise your disclosure here to discuss all material terms of the agreement with MD Anderson Cancer Center, including, to the extent applicable:

•	the nature and scope of any intellectual property transferred;
•	quantification of all up-front or execution payments received or paid to date;
•	the aggregate amounts paid or received to date under the agreement; and
•	disclosure of the termination provisions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 224 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

April 21, 2023

Industry and Competition

Hepatocellular Carcinoma (HCC), page 230

9.	We note your response to comment 31 and your revisions throughout the prospectus and we reissue the comment in part. We note that you continue to reference here “the favorable emerging safety profile of SD-101 delivered by PEDD.” Conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure to eliminate the implication that any TriSalus’ product candidate has been or will ultimately be determined safe and/or effective. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated or the number of trial participants who met the identified trial endpoints.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 210, 225, and 232 of the Amended Registration Statement.

Intellectual Property, page 231

10.	We note your response to comment 41 and your revised disclosure here and on pages 80-81 of your Risk Factors. Please revise your disclosure to clearly describe the type of patent protection granted and the jurisdiction of each patent that will or is expected to expire in 2023.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 81-82 and 233-234 of the Amended Registration Statement.

11.	We note your response to comment 42. Please revise page 230 to state the term of the Dynavax Asset Purchase Agreement and its termination provisions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, pursuant to the terms of the Dynavax Asset Purchase Agreement (the “Dynavax Agreement”), the Company acquired (i) SD-101 intellectual property and product know-how, (ii) all permits related to SD-101, (iii) all regulatory documentation related to SD-101, (iv) the SD-101 investigational new drug and (v) all clinical trial data associated with SD-101. As an asset purchase transaction, the Dynavax Agreement, a copy of which is attached as Exhibit 10.13 to the Amended Registration Statement, does not include a specific term (other than the duration of royalty payments) nor any termination provisions. Accordingly, the Company respectfully advises the Staff that the disclosure on page 232 of the Amended Registration Statement includes the duration of royalty payments to Dynavax and that additional disclosure regarding the term and termination provisions is not necessary for the reasons stated above.

* * *

U.S. Securities and Exchange Commission

April 21, 2023

Please note that the Company has also updated certain other portions of the Registration Statement on Form S-4, as shown on the clean and marked courtesy copies of the Amended Registration Statement provided.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-5441.

Very truly yours,

/s/ Kevin M. Shuler, Esq.

Kevin M. Shuler, Esq.
Foley & Lardner LLP

cc:	Christopher Dewey, MedTech Acquisition Corporation

Robert Weiss, MedTech Acquisition Corporation